INVESTOR RELATIONS AGREEMENT

THIS AGREEMENT is dated for reference the 13th day of Sept., 2006

BETWEEN:

MARKETSMART COMMUNICATIONS INC., a company duly
incorporated pursuant to the laws of British Columbia with an office located at 1496 West 72nd Avenue, Vancouver, British Columbia
V6P 3C8

(the "Consultant")

AND:	HARD CREEK NICKEL CORPORATION
Suite 1060-1090 West Georgia Street
Vancouver, B. C. V6E 3V7

(the “Company”)

WHEREAS the Company desires to retain the Consultant to provide investor relation services to the Company and the Consultant has agreed to provide such investor relation services on the terms and conditions hereinafter set out.

                  NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

CONSULTANT'S DUTIES AND OBLIGATIONS

1.1 The Consultant shall provide investor relation services to the Company as set forth in Schedule "A" and such other investor relation services as may be mutually agreed between the parties from time to time.

1.2 In performing its duties hereunder, the Consultant shall at all times exercise the standard of care, skill and diligence normally provided in the performance of services similar to that contemplated by this Agreement. If the Company, whether at the request of the Consultant or otherwise, engages the services of a specialist, the Consultant shall be entitled to rely on the skill and knowledge of such specialist, and shall not be liable to the Company for any damages or loss arising out of or arising from the services of such specialist. The Consultant shall be entitled to rely on the accuracy of any data furnished by the Company unless to do so would be unreasonable.

1.3. The Consultant will comply with all applicable securities and other laws, regulations, policies and rules in carrying out its duties under this Agreement. The Consultant will ensure that any material information that has not been disclosed to the public by the Company (“Confidential Information”) will not be used by the Consultant for any purpose other than on behalf of the Company and the Consultant will not disclose Confidential Information to any person without the express written consent of the Company.

REMUNERATION OF THE CONSULTANT

2.1 For providing the services pursuant to the terms of this Agreement, the Consultant shall be paid in advance, six thousand dollars ($6000.00) per month plus GST, plus 100,000 stock options exercisable at a price mutually agreeable in the context of the market which will expire 2 years from the date of this Agreement. The stock options will vest as to 25,000 upon TSX-V approval, 25,000 if and when this Agreement is renewed and the remaining 50,000 if and when this Agreement is further renewed for a period commencing 6 months from its effective date. Should this Agreement not be renewed by mutual agreement, the unvested options will immediately terminate and will not be exercisable.

2.2 The Consultant shall be reimbursed for all travelling and other expenses actually and properly incurred by her in connection with carrying out her duties arising hereunder and directly related to activities carried out on the Company's behalf as long as such expenses have been approved by the Company in advance; provided always that for all such expenses the Consultant shall furnish to the Company statements and vouchers as and when required by the Company.

TERM

3.1 The term of this Agreement shall be for a period of three months, with an option for renewal, commencing on TSX Venture Exchange (TSX-V) approval, unless earlier terminated as set out in Section 3.2; provided that is not terminated by either party hereto, it shall continue in force from month to month thereafter until terminated by either the Company or the Consultant as set out in Section 3.2. This Agreement will not be in force or effect if TSX-V approval is not obtained by September 29, 2006, unless extended by the parties.

3.2 Either party may terminate this Agreement without cause on one month’s written notice. Either party may terminate this Agreement immediately for cause by notice in writing.

INDEMNIFICATION OF CONSULTANT

4. The Company shall and hereby agrees to indemnify and save harmless the Consultant from and against all claims and demands of any nature or kind whatsoever brought against the Consultant as a result of its performance in good faith of the duties and obligations required of him hereunder.

RESTRICTION ON ASSIGNMENT

5. Neither this Agreement nor any of the rights, benefits or obligation arising from or out of the terms of this Agreement shall be assignable by either party hereto without the prior written consent of the other party hereto.

NOTICE

6. Any notice to be given under this Agreement shall be in writing and shall either be delivered or if mailed then sent pre-paid registered post to the office of the party to receive such notice, or to such other address as the parties may from time to time advise. Any notice sent by prepaid registered post shall be deemed to have been received by the party to whom it was mailed upon the expiration of three (3) business days from the mailing of the same. In the event of a disruption of postal service, notice shall only be affected by delivery.

TIME

7. Time shall be of the essence of this Agreement.

FURTHER ASSURANCES

8. The parties hereto covenant and agree to make, execute and deliver any and all further assurances or other documents necessary to give full effect to the meaning and intent of this Agreement.

ENUREMENT

9. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

IN WITNESS WHEREOF, the parties hereto have hereunto executed this Agreement as of the day and year first above written.

HARD CREEK NICKEL	MARKETSMART COMMUNICATIONS INC.
CORPORATION

/s/ Hard Creek Nickel Corporation	/s/ Maria Da Silva
Authorized Signatory	Maria Da Silva

SCHEDULE "A"

The investor relation services to be provided by the Consultant to the Company pursuant to Section 1.1 of the Agreement include:

A.	Introducing the Company to several national and international brokerage houses;

B.	Contacting financial and industry specific media and arrange interviews;

C.	Assisting the Company by way of introductions to obtain future financings;

D.	Providing shareholder and investor communication services;

E.	Assisting on public disclosure requirements;

F.

Assisting the Company's Board of Directors in coordinating any advertising and other public relations programs being implemented by the Company including but not limited to setting up a toll free telephone number for on-going investor relations programs;

G.	Acting in a liaison capacity between the Directors and Senior Officers of the Company, market makers, brokers, agents and the shareholders of the Company; and

H.	Such other services or additional promotional programs as may be mutually agreed upon by the Company's Board of Directors and the Consultant.